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SEC
Mail Processing
Section
FEB 17 2021
Washington DC
413

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38631

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GARDNER FINANCIAL SERVICES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8421 WAYZATA BOULEVARD, SUITE 350
(No. and Street)

MINNEAPOLIS	MN	55426
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas King (952) 956-6101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Doug'as King, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GARDNER FINANCIAL SERVICES, INC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

JAY GETTENBERG
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GE6180376
Qualified in Kings County
My Commission Expires 05-18-2024

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gardner Financial Services, Inc.

Audit of Financial Statements
and Supplementary Information

December 31, 2020

Contents

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 9
Supplementary Information	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	11
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
Report of Independent Registered Public Accounting Firm - Exemption Report	13
Exemption Report	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Gardner Financial Services, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gardner Financial Services, Inc. (the "Company") as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
February 15, 2021

Gardner Financial Services, Inc.
Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	206,906
Receivable from clearing broker		47,770
Accounts receivable		84,782
Deposit with clearing broker		50,000
Security deposit		2,632
Prepaid expense and other assets		35,547
Right of Use Asset		56,000
Total assets	$	483,637
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	14,317
Bank loan payable		55,400
Due to affiliate		1,276
Commission payable		100,362
Lease Liability		56,000
Total liabilities		227,355
Commitments and Contingencies		
Stockholder's equity		
Common stock, $.01 par value, authorized 1,000,000 shares; Issued and outstanding 510,000 shares		5,100
Retained earnings		251,182
Total stockholder's equity		256,282
Total liabilities and stockholder's equity	$	483,637

The accompanying notes are an integral part of these financial statements.

Gardner Financial Services, Inc.
Statement of Income
For the Year Ended December 31, 2020

Revenues		
Commissions Income	$	514,328
Commissions Income - Other		1,712,439
Management fee - related party		229,648
Trading Gains (Losses), net		(15,403)
Other income		130,554
Total revenues		2,571,566
Expenses		
Employee compensation and benefits		342,756
Commission expenses		1,715,950
Professional fees		118,033
Clearance fees		45,955
Occupancy and equipment rental		45,136
Other operating expenses		122,084
Total expenses		2,389,914
Net Income	$	181,652

The accompanying notes are an integral part of these financial statements.

Gardner Financial Services, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2020

	Shares	Common Stock	Retained Earnings	Total
Balance at December 31, 2019	510,000	$ 5,100	$ 403,600	$ 408,700
Distributions			(334,070)	(334,070)
Net income	-	-	181,652	181,652
Balance at December 31, 2020	510,000	$ 5,100	$ 251,182	$ 256,282

The accompanying notes are an integral part of these financial statements.

Gardner Financial Services, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flow from operating activities:		
Net income		$ 181,652
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:		
Amortization of Right of Use Asset	$ 46,708	
(Increase) decrease in:		
Receivable from clearing broker	(19,978)	
Account receivable	13,286	
Investments	127,941	
Prepaid expense and other assets	(35,311)	
(Decreases) increase in:		
Accounts payable and accrued expenses	1,341	
Due to affiliate	1,931	
Commission payable	2,041	
Lease Liability	(48,738)	
Total adjustments		89,221
Net cash provided by operating activities		270,873
Cash flow from investing activities:		
Cash flow from financing activities:		
Bank loan payable	55,400	
Capital distributions	(334,070)	
Net cash used in financing activities		(278,670)
NET DECREASE IN CASH		(7,797)
CASH AT DECEMBER 31, 2019		214,703
CASH AT DECEMBER 31, 2020		$ 206,906
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during year for income taxes		$ -
Cash paid during the year for interest		$ -

Supplemental disclosure of non-cash transactions:

The Company recognized a Right of Use Asset by recording a Lease Liability for $56,000.

The accompanying notes are an integral part of these financial statements.

Gardner Financial Services, Inc.
Notes to Financial Statements
December 31, 2020

Note 1: NATURE OF THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Company. Gardner Financial Services, Inc. (the "Company") is a registered securities broker/dealer that maintains its headquarters and trading office in Minneapolis, Minnesota. The Company primarily sells mutual funds, other securities and insurance products through a network of independent registered representatives and insurance agents who maintain their own offices.

The Company was incorporated May 11, 1987, under the laws of the state of Minnesota. As a securities broker/dealer, the Company is subject to the regulations of the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). In addition, the Company is subject to the various securities and insurance regulations of states in which it does business.

The Company is an introducing broker that accepts customer orders but elects to clear the orders through another broker. RBC Correspondent Services, a division of RBC Capital Markets, LLC, maintains all stock and bond customer accounts for the Company's securities customers, and a portion of the mutual fund accounts. Other customer mutual fund, partnership and annuity accounts are maintained by the individual sponsoring companies.

Significant Accounting Policies. A summary of the Company's significant accounting policies are as follows. The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of its financial condition, results of operations, and cash flows.

Management Estimates and Assumptions. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Revenue Recognition. The Company uses-revenue recognition guidance that requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Concentration of Credit Risk. Customers' securities transactions may result in credit risk if customers are unable to fulfill their contracted trade settlement obligations. Should customers be unable to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' settlement obligations. The Company bears the risk of loss associated with transactions executed but not settled.

Cash. At times during the year, cash balances may exceed insured limits.

Commissions Receivable. Amounts are based on negotiated rates for various types of investment activities.

Income Taxes. The Company is organized as an S corporation, and therefore the Company's taxable income or loss is reported on the individual income tax returns of the Company's stockholder. Therefore, no provision for Federal income taxes has been included in the accompanying financial statements.

Reclassification. Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no impact on previously reported results of operations or stockholder's equity.

Note 2: REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Costs to Obtain or Fulfill a Contract with a Customer

The Company records as an asset certain costs incurred to obtain revenue contracts with its customers, such as sales commissions paid to employees for obtaining new contracts with clients. These costs are amortized to expense over the period of time that the services are expected to be provided to the customer.

The Company did not have any such assets from costs to obtain contracts with customers at January 1 or December 31, 2020.

Disaggregation of Revenue

The following table presents revenue by major source:

Revenue From Contracts With Customers	Amount
Commission Income	
Mutual Funds	$ 1,001,505
Variable Annuities	591,366
Equities	101,616
Options	35,779
OTC	353,901
Fixed Income	20,809
Municipal Income	2,223
Other	119,568
Total Commission Income	$ 2,226,767

Note 3: SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements.

Note 4: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

Note 4: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Continued)

For the year ending December 31, 2020, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 5: OPERATING LEASES

In connection with FASB Standard 842 regarding leases, which took effect as of the first day of the fiscal year after December 15, 2018, management has evaluated the financial impact the standards have had on the Company's financial statements using a modified retrospective transition approach. As of December 31, 2020, the Company is reporting a right of use asset in the amount of $51,760, which is offset by a liability in the amount of $51,760, in relation to the office space from which business activities are conducted. The Company also maintains leases for equipment utilized within the office, and has reflected a right of use asset and offsetting liability in the amount of $4,240 for all capitalized equipment. There is no impact to the Company's net capital, as the right of use asset is allowable to the extent there is an offsetting lease obligation.

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $50,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, and a ratio of "aggregate indebtedness" to "net capital" less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $273,503 which was $223,503 in excess of its required net capital of $50,000. The Company's net capital ratio was .42:1.

Note 7: RELATED PARTY TRANSACTIONS

The Company charges a related entity for office space and management services that it provides. The agreement dated January 1, 2008, as amended February 26, 2020, requires that the related entity reimburse the Company for its proportionate share of office space, staff, and related expenses. For 2020, the Company had management services income of $229,648 from the related entity, according to contractual terms.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among unrelated parties.

Note 8: INCOME TAXES

The Company has evaluated its tax positions and determined there are no uncertain tax positions as of December 31, 2020. The Company classifies interest related to the underpayment of income taxes as a component of interest expenses and classifies any related penalties in other expenses in the statement of income. There were no penalties or interest related to income taxes for the year ended December 31, 2020. Tax returns from 2016 remain open for examination by tax jurisdictions. The Company's management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Note 9: CONTINGENCIES

In the normal course of business the Company is subject to potential compliance and legal claims. There are no material legal matters as of December 31, 2020 or subsequent.

During the year ended December 31, 2020, the Company changed ownership pursuant to a stock purchase agreement.

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Note 10: BANK LOAN PAYABLE

The Company has incurred indebtedness under the CARES Act which will be subject to review, may not be forgivable in whole or in part, and may eventually have to be repaid, potentially with interests, fines, and/or other penalties. The Company signed the loan documents under the SBA Paycheck Protection Program of the CARES Act on April 29, 2020 and received the loan proceeds of $55,400 on May 4, 2020. The balance of this loan is due after the six-month deferral period in equal monthly installments of approximately $3,118, including interest at 1%, and matures in two years during April 2022. There are no prepayment penalties on the loan. The receipt of these funds, and the forgiveness of the loan attendant to these funds, is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on our future adherence to the forgiveness criteria.

Under the terms of the CARES Act and the corresponding promissory note, the use of the proceeds of the loan is restricted to payroll costs (as defined in the CARES Act), covered rent, covered utility payments and certain other expenditures that, while permitted, would not result in forgiveness of a corresponding portion of the loan. Following recent amendments to the Paycheck Protection Program, after an eight- or twenty-four-week period starting with the disbursement of the respective loan proceeds, the Company may apply for forgiveness of some or all of their loans, with the amount which may be forgiven equal to the sum of eligible payroll costs, covered rent, and covered utility payments, in each case incurred during the eight- or twenty-four-week period following the date of first disbursement. Certain reductions in the Company payroll costs or full-time equivalent employees (when compared against the applicable measurement period) may reduce the amount of their loan eligible for forgiveness.

Gardner Financial Services, Inc.
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2020

Computation of net capital				
Common stock	$	5,100		
Retained earnings		251,182		
Total stockholder's equity			$	256,282
Add: Bank Loan Payable				55,400
Total capital and allowable credits				311,682
Less: Non-allowable assets				
Receivables - non-allowable				
Prepaid expenses		(35,547)		
Property and equipment, net and other assets		(2,632)		
Total non-allowable assets				(38,179)
Net Capital			$	273,503
Computation of net capital requirements				
Minimum net capital requirement				
6 2/3 percent of net aggregate indebtness	$	7,730		
Minimum dollar net capital required	$	50,000		
Net capital required (greater of above)				50,000
Excess net capital				223,503
Aggregate indebtedness				115,955
Percentage of aggregate indebtedness to net capital				42.40%

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5 Part IIA report dated December 31, 2020.

See report of Independent Registered Public Accounting Firm.

Gardner Financial Services, Inc.
Schedule II - Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020

The Company is exempt from the determination of reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company conducts direct business with mutual fund, insurance, and other investment management companies whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

See report of Independent Registered Public Accounting Firm.

Gardner Financial Services, Inc.
Schedule III - Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020

The Company is exempt from the possession and control requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company conducts direct business with mutual fund, insurance, and other investment management companies whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

See report of Independent Registered Public Accounting Firm.

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Gardner Financial Services, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Gardner Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Gardner Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) and the Non-Covered Firm provision (the "exemption provisions"), and (2) Gardner Financial Services, Inc. stated that Gardner Financial Services, Inc. met the identified exemption provisions throughout the year ended December 31, 2020 without exception. Gardner Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gardner Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm provision.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 15, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

GARDNER
FINANCIAL SERVICES

Douglas S. King, CFP®
President & CEO
8421 Wayzata Blvd, Suite 350, Minneapolis, MN 55426
W: (952) 935-4601 F: (952) 935-4958

Gardner Financial Services, Inc.
Exemption Report

Gardner Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption under provision 17 C.F. R. section 240.15c3-3 (k)(2)(ii) as the Company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers.

The Company claimed an exemption as a Non-Covered Firm for its direct subscription-way sale of mutual funds, insurance, and other investment products. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Company met the identified exemptions throughout the year ending December 31, 2020 without exceptions.

I, Douglas S. King, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Douglas S. King

Douglas S. King, CFP®
President, Chief Executive Officer, Chief Compliance Officer
Gardner Financial Services, Inc.